Exhibit 99.1

Lentuo International Announces Fourth Quarter and Full

Year 2012 Financial Results

BEIJING, China, April 29, 2013/PRNewswire/ — Lentuo International Inc. (NYSE: LAS) (“Lentuo” or the “Company”), a leading non-state-owned automobile retailer headquartered in Beijing, today reported its financial results for the fourth quarter ended December 31, 2012 and the full year 2012.

Fourth Quarter 2012 Financial Highlights

•            Revenues decreased 15.4% to RMB877.1 million ($140.8 million), from RMB1.0 billion in the fourth quarter 2011.

•            Vehicles sold decreased 12.8% to 4,484 vehicles, from 5,140 vehicles in the fourth quarter 2011.

•            Vehicles serviced decreased 4.6% to 47,393 vehicles, from 49,695 vehicles in the fourth quarter 2011.

•            Net loss was RMB24.3 million ($3.9 million), compared to net income of RMB15.4 million in the fourth quarter of 2011.

•            Non-GAAP net loss, which excludes the impairment of certain intangible assets, was RMB9.8 million ($1.6 million), compared to net income of RMB15.4 million in the fourth quarter of 2011.

Full Year 2012 Financial Highlights

•            Revenues increased 7.5% to RMB3.3 billion ($524.1 million), from RMB3.0 billion for the full year 2011.

•            Vehicles sold increased 24.4% to 16,900 vehicles, from 13,582 vehicles for the full year 2011.

•            Vehicles serviced increased 23.4% to 189,268 vehicles, from 153,365 vehicles for the full year 2011.

•            Net loss was RMB5.5 million ($0.9million), compared to net income of RMB67.9 million for the full year 2011.

•            Non-GAAP net income, which excludes the impairment of certain intangible assets, was RMB9.0 million ($1.4 million), compared to net income of RMB67.9 million for the full year 2011.

“Our business continued to face significant challenges during the fourth quarter of 2012 due to intense market competition and the strain in Sino-Japanese relations,” commented Mr. Hetong Guo, Founder and Chairman of Lentuo. “While we are disappointed with our performance during the last quarter, we are quite pleased with the solid top line growth and the substantial increases in both the number of cars sold and the number of cars serviced during the year 2012. These results validate our earlier decision to expand outside Beijing and demonstrate our ability to adapt to increasingly intense competition. We expect that our bottom line will eventually benefit from the momentum of higher volume sales as a rebound in car sales in China should lead to stronger prices, as well as from increased sales of more high-end cars and from our expansion into the pre-owned car segment.”

“As we continued to assess the effectiveness of our expansion strategy, management decided to terminate our planned acquisition of an Audi dealership in Zhejiang Province. Our review of the terms and conditions of this deal in the light of evolving market conditions led us to conclude that the economic and financial case for the acquisition was not strong enough any longer to justify moving ahead. I am pleased to report that the termination was accomplished at no cost to our shareholders and that our deposit was received back in full.”

Mr. Hetong Guo concluded, “Looking forward, I do believe that our ability to compete has further improved thanks to the joint venture agreement with Itochu, a Fortune Global 500 company, and the strategic agreements with First Automobile Finance. Chinese automobile sales continue to grow, and with the additional financial resources provided by these partners, we will be able to further expand into China’s high-end car segment. I am also excited about the opportunities created by our new centralized pre-owned car center, the soon to be opened FAW-VW flagship store, and the upcoming Audi dealership in south Beijing, which will all provide new revenue streams. We are confident in our ability to effectively leverage these additional resources to deliver further sustainable, long-term growth and benefits to our shareholders.”

Fourth Quarter 2012 Financial Performance

Revenues for the three months ended December 31, 2012 decreased by 15.4% to RMB877.1 million ($140.8 million) from RMB1.0 billion in the fourth quarter of 2011.

Revenues from automobile sales decreased by 16.2% to RMB760.0 million ($122.0 million) during the fourth quarter of 2012 from RMB907.1 million during the same period in 2011. The Company sold 4,484 vehicles, a 12.8% decrease from 5,140 vehicles in the fourth quarter of 2011. The decrease in revenues from automobile sales and number of vehicles sold was primarily due to difficulties encountered selling Japanese branded cars stemming from the strain in Sino-Japanese relations. Sales of Japanese branded cars during the fourth quarter of 2012 decreased by 47.5% when compared to the fourth quarter of 2011 while sales of German branded cars increased by 2.6%.

The average new vehicle unit price for the fourth quarter of 2012 was RMB173,085 ($27,782), a 1.9% decrease from RMB176,486 in the same period in 2011.

Revenues from repair and maintenance services in the fourth quarter of 2012 decreased by 14.1% to RMB89.4 million ($14.4 million) from RMB104.1 million during the same period in 2011. The Company serviced 47,393 vehicles during the three months ended December 31, 2012, a 4.6% decrease from the 49,695 vehicles serviced in the fourth quarter of 2011. The decrease in revenues from repair and maintenance series and vehicles serviced was primarily due to increased market competition that caused a decrease in unit price – through the offering of discounts - as well as number of vehicles serviced.

	Revenues (in thousands of Renminbi)
	4Q 12	4Q 11	% Increase (Decrease)
Sales of automobiles
Beijing	639,792	724,302	(11.7)%
Outside Beijing	120,231	182,835	(34.2)%
Total	760,023	907,137	(16.2)%

Repair and maintenance services
Beijing	72,961	82,174	(11.2)%
Outside Beijing	16,485	21,962	(24.9)%
Total	89,446	104,136	(14.1)%

	Revenues (in thousands of Renminbi)
	4Q 12	4Q 11	% Increase (Decrease)
Sales of automobiles
German Branded	580,714	565,756	2.6%
Japanese Branded	179,309	341,381	(47.5)%
Total	760,023	907,137	(16.2)%

Repair and maintenance services
German Branded	57,276	59,548	(3.8)%
Japanese Branded	32,170	44,588	(27.8)%
Total	89,446	104,136	(14.1)%

	Revenues (in thousands of Renminbi)
	4Q 12	4Q 11	% Increase (Decrease)
Sales of automobiles
Original Dealerships	527,845	656,463	(19.6)%

Repair and maintenance services
Original Dealerships	64,263	79,265	(18.9)%
Total	592,108	735,728	(19.5)%

(Since only two of the five new dealerships added in the second half of 2011 partially contributed to revenues in Q4 2011, the Company will start reporting comparable sales numbers for these dealerships starting in Q1 2013.)

	Percent of Total Revenues
Revenue Category	4Q 12	4Q 11
Sales of automobiles	86.6%	87.5%
Automobile repair and maintenance services	10.2%	10.0%
Sales of leased automobiles	1.8%	1.8%
Other services	1.4%	0.7%
Total	100%	100%

Cost of goods sold decreased by 12.1% to RMB820.9 million ($131.8 million) in the fourth quarter of 2012 from RMB933.9 million in the same period of 2011 as a result of lower revenue and sales volumes.

Gross profit decreased by 45.2% to RMB56.3 million ($9.0million) in the fourth quarter of 2012 from RMB102.7 million in the same quarter of 2011. The decrease in gross profit was mainly due to the decrease in overall gross profit margin and revenue.

Overall gross margin for the fourth quarter of 2012 decreased to 6.4% from 9.9% in the fourth quarter of 2011. Specifically, the gross margin for automobile sales decreased to 2.6% in the fourth quarter of 2012 from 5.1% in the same period of 2011, while the gross margin of repair and maintenance services decreased to 31.6% as compared to 48.5% for the same period in 2011. The decrease in gross margin for automobiles sales was due primarily to increased market competition and a weakening macroeconomic environment. Gross margin for repair and maintenance services declined primarily due to industry-wide pricing pressure and inflation-driven increases in wages for repair and maintenance staff.

Selling, marketing and distribution expenses increased by 6.0% to RMB35.6 million ($5.7 million) in the fourth quarter of 2012 from RMB33.6 million during the same period of 2011. The increase was primarily due to higher advertising expenses incurred to increase new vehicle sales, additional staff at the new dealerships and wage inflation. As a percentage of revenues, selling, marketing and distribution expenses increased to 4.1% in the fourth quarter of 2012 from 3.2% in the fourth quarter of 2011.

General and administrative expenses decreased by 36.8% to RMB16.2 million ($2.6million) in the fourth quarter of 2012 from RMB25.6 million during the same quarter of 2011. The decrease was primarily the result of increased cost efficiency from incorporating the five new dealerships into Lentuo’s centralized management system. As a percentage of revenues, general and administrative expenses decreased to 1.8% in the fourth quarter of 2012 from 2.5% in the fourth quarter of 2011.

In the fourth quarter of 2012, the company recognized a loss within operating expenses from the impairment of dealership agreement intangible assets of RMB24.5 million ($4.2 million).

Operating loss for the fourth quarter of 2012 was RMB21.9 million ($3.5 million), compared to operating income of RMB43.5 million for the same period in 2011.

Operating margin for the fourth quarter of 2012 was negative 2.5%, compared to positive 4.2% for the same quarter in 2011. The decrease in operating margin was primarily attributable to the 350 basis point decrease in overall gross margin and the 300 basis point increase in intangible assets impairment as a percentage of revenue.

Net loss attributable to controlling interest was RMB24.3million ($3.9million) for the fourth quarter of 2012, compared to net income of RMB15.4 million for the same period in 2011.

Non-GAAP net loss, which excludes  the impairment of certain intangible assets, was RMB9.8 million ($1.6 million) for the fourth quarter of 2012, compared to net income of RMB15.4 million in the fourth quarter of 2011.

Basic and diluted loss per ordinary share were RMB0.41 ($0.07) for the fourth quarter of 2012 compared to basic and diluted earnings per ordinary share of RMB0.26 for the fourth quarter of 2011. This translates into basic and diluted loss per ADS of RMB0.82 ($0.14) in the fourth quarter of 2012. Each ADS represents two ordinary shares. Weighted average ordinary shares outstanding in the fourth quarter of 2012 remained unchanged from one year ago at 58,937,912.

Non-GAAP basic and diluted loss per ordinary share, excluding the impairment of intangibles, was RMB0.17 ($0.03) for the fourth quarter of 2012 compared to basic and diluted earnings per ordinary share of RMB0.26 for the fourth quarter of 2011. This translates into basic and diluted loss per ADS of RMB0.34 ($0.06) in the fourth quarter of 2012.

Full Year 2012 Financial Performance

Revenues for the full year ended December 31, 2012 increased by 7.5% to RMB3.3 billion ($524.1 million) from RMB3.0 billion for the full year 2011.

Revenues from automobile sales increased by 7.9% to RMB2.9 billion ($461.5 million) in the year 2012 from RMB2.7 billion in the year 2011. The Company sold 16,900 vehicles, a 24.4% increase from 13,582 vehicles for the full year 2011. The increase in revenues from automobile sales and vehicles sold was primarily due to the contribution from the Company’s five new dealerships added in the second half of 2011.

The average new vehicle unit price for the full year 2012 was RMB170,131 ($27,308), a 13.3% decrease from RMB196,197 for the full year 2011. The decrease was primarily due to the discounts the Company offered to increase sales in the midst of fierce market competition, as well as the lower prices of vehicles sold by the new dealerships outside Beijing. Typically, vehicles sold by the new dealerships outside Beijing sell for lower prices than vehicles sold by the original Lentuo dealerships in Beijing.

Revenues from repair and maintenance services during the full year 2012 decreased by 2.6% to RMB325.0 million ($52.2 million) from RMB333.8 million for the full year 2011. The Company serviced 189,268 vehicles, a 23.4% increase over the 153,365 vehicles serviced in the previous fiscal year. The decrease in revenues from repair and maintenance was primarily due to intensified market competition and a series of promotional activities launched by both new and older dealerships, offering discounts in order to attract more business.

Cost of goods sold increased by 10.7% to RMB3.0 billion ($483.9 million) for the full year 2012 from RMB2.7 billion in 2011, as a result of higher revenue and sales volumes.

Gross profit decreased by 19.8% to RMB250.3 million ($40.2 million) for the year ended December 31, 2012 from RMB312.2 million for the year 2011. This was mainly due to the decrease in overall gross profit margin.

Overall gross margin for the full year 2012 decreased to 7.7% from 10.3% in 2011. Specifically, the gross margin for automobile sales decreased to 3.5% from 4.7% in 2011, while the gross margin of repair and maintenance services decreased to 41.9% as compared to 51.1% in 2011. The decrease in gross margin for automobiles sales was due primarily to increased market competition and a weakening macroeconomic environment. Gross margin for repair and maintenance services declined primarily due to industry-wide pricing pressure and inflation driven steady increases in wages for repair and maintenance staff.

Selling, marketing and distribution expenses increased by 11.1% to RMB101.5 million ($16.3 million) during the full year 2012 from RMB91.4 million during the full year 2011. The increase was primarily due to higher advertising expenses incurred to increase new vehicle sales, additional staff at the new dealerships and wage inflation. As a percentage of revenues, selling, marketing and distribution expenses increased to 3.1% in the period from 3.0% in 2011.

General and administrative expenses increased by 16.6% to RMB63.3 million ($10.2 million) in 2012 from RMB54.3 million in 2011. The increase was primarily due to the addition of the five new dealerships and the hiring of additional staff to support growth. As a percentage of revenues, general and administrative expenses increased to 1.9% in the year from 1.8% during the full year 2011.

As described in the fourth quarter 2012 discussion, the Company recognized a loss from the impairment of dealership agreement intangible assets of RMB26.5million ($4.2  million) in 2012.

Operating income for the year 2012 decreased by 64.5% to RMB59 million ($9.5 million) from RMB166.5 million for the year 2011.

Operating margin for the year 2012 was 1.8%, compared to 5.5% for 2011. The decrease in operating margin was primarily attributable to the 260 basis point decrease in overall gross margin, and the 100 basis point increase in operating expenses as a percentage of revenue.

Net loss attributable to controlling interest was RMB 5.5 million ($0.9 million) during the year 2012, compared to net income of RMB67.9 million in 2011.

Non-GAAP net income, which excludes the impairment of certain intangible assets, was RMB9.0 million ($1.4 million) for the full year 2012, compared to RMB67.9 million in 2011.

Basic and diluted loss per ordinary share were RMB0.09 ($0.01) for the full year 2012 compared to basic and diluted earnings per ordinary share of RMB1.15 for the full year 2011. This translates into basic and diluted loss per ADS of RMB0.18 ($0.03) in 2012.  Each ADS represents two ordinary shares. Weighted average ordinary shares outstanding during the period ended December 31, 2012 remained unchanged from one year ago at 58,937,912.

Non-GAAP basic and diluted earnings per ordinary share, excluding the impairment of intangibles, were RMB0.15 ($0.02) for the year 2012 compared to basic and diluted earnings per ordinary share of RMB1.15 for the year 2011. This translates into basic and diluted earnings per ADS of RMB0.30 ($0.04) for the year 2012.

Liquidity and Capital Resources

As of December 31, 2012, the Company had cash and cash equivalents of RMB318.9 million ($51.2 million), compared to RMB161.4 million as of December 31, 2011.

Expansion Strategy Update

Construction of the new FAW-Volkswagen flagship store in Beijing has been completed and the dealership is scheduled to open during the second quarter of 2013.

Part of the FAW-VW flagship store will house Lentuo’s centralized pre-owned car center which will sell used vehicles and provide other value added services. Previously managed by individual dealerships, the pre-owned car center will consolidate and centralize the pre-owned car business activities and bring them under the management of Lentuo’s headquarters. As the Company continues its dealership expansion outside Beijing, the pre-owned car business will span across various regions enabling low-end vehicles traded-in at Lentuo’s Beijing dealerships to be sold in tier two and tier three cities in China. The pre-owned car center is expected to open during the second quarter of 2013.

The Company has cancelled the planned acquisition of the Audi dealership in Zhejiang Province which was originally announced in July 2011 as weaker market conditions made the economics of the deal unattractive. As a result, the deposit to the seller of approximately RMB173.0 million ($27.8 million) was promptly returned, in full, to the Company. The Company remains focused on its greenfield expansion strategy where it believes it holds a competitive advantage.

The Company’s joint venture agreement with Itochu, a Fortune Global 500 company, is currently awaiting government approval. With extensive experience in operating and investing in high-end car dealerships across Asia, Itochu will act as a strategic investor to help strengthen Lentuo’s management and business operations. Upon approval, the joint venture will include Lentuo’s existing Audi dealership and a new Audi 4S dealership in Beijing that the Company announced in July 2012 and began to build at the end of November of 2012.

Conference Call

Lentuo’s management will host a conference call to discuss the results at 8:00 a.m. Eastern Daylight Time on April 29, 2013 (8:00 p.m. Beijing time on the same day).

The dial-in details for the live conference call are:

U.S. Toll Free	+1 888-846-5003
International Dial In	+1 480-629-9856

A telephone replay of the call will be available after the conclusion of the conference call at 11:00 a.m. Eastern Daylight Time on April 29, 2013 through 11:59 p.m. Eastern Daylight Time on May 13, 2013. The dial-in details for the replay are:

U.S. Toll Free	+1 877-870-5176
International Dial In:	+1 858-384-5517
Passcode:	4615774

A live webcast of the conference call will be available on the investor relations section of Lentuo’s website at: http://lentuo.investorroom.com/ or alternately at http://ViaVid.net.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB 6.2301 to US $1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2012.

About Lentuo International Inc.

Lentuo is a leading non-state-owned automobile retailer headquartered in Beijing. Lentuo operates 11 franchise dealerships, 10 automobile showrooms, one automobile repair shop, and one car leasing company.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform

Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

Ms. Jennifer Chen

CFO

Lentuo International Inc.

Email: chenjianping@lentuo.net

Christensen

Mr. Christian Arnell

Telephone +86 10 5826 4939 in Beijing

Email: carnell@christensenir.com

Ms. Linda Bergkamp

Phone:  +1-480-614-3004 (U.S.A.)

Email:  lbergkamp@christensenir.com